SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 4)

           Under the Securities Exchange Act of 1934

                Forum Retirement Partners, L.P.
                -------------------------------
                        (Name of Issuer)

             Partnership Preferred Depositary Units
             --------------------------------------
                 (Title of Class of Securities)

                          349 851 105
                         --------------
                         (CUSIP Number)

                       Forum Group, Inc.
                     8900 Keystone Crossing
                           Suite 200
               Indianapolis, Indiana  46240-0498
                Attention:  John H. Sharpe, Esq.
                         (317) 846-0700
         ---------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                        August 23, 1994
             ------------------------------------
             (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                       Page 1 of 8 Pages

                                 SCHEDULE 13D

CUSIP NO.   349 851 105                          Page   2   of   8   Pages
- --------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum Group, Inc.
- --------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
2                                                                    (b) x
- --------------------------------------------------------------------------
     SEC USE ONLY
3

- --------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
- --------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5    TO ITEMS 2(d) or 2(e)                                            ( )

- --------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Indiana
- --------------------------------------------------------------------------
                               7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                  4,130,980 Units
BY EACH REPORTING              -------------------------------------------
PERSON WITH
                               8    SHARED VOTING POWER

                                    0
                               -------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                    4,130,980 Units
                               -------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0
- --------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     8,636,791 Units
- --------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12   SHARES*                                                           ( )

- --------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     56.5%
- --------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
- --------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   349 851 105                          Page   3   of   8   Pages
- --------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum A/H, Inc.
- --------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
2                                                                    (b) x
- --------------------------------------------------------------------------
     SEC USE ONLY
3

- --------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     AF WC
- --------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(d) or 2(e)                                                ( )

- --------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
- --------------------------------------------------------------------------
                               7    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                  4,505,811 Units
BY EACH REPORTING              -------------------------------------------
PERSON WITH                    8    SHARED VOTING POWER

                                    0
                               -------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                    4,505,811 Units
                               -------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                    0
- --------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     8,636,791 Units
- --------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12   SHARES*                                                           ( )

- -------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     56.5%
- --------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
- --------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

  This Amendment No. 4 amends and supplements the Statement on
Schedule 13D filed on August 24, 1993 (as heretofore amended and supplemented, the "Schedule 13D"), by Forum Group, Inc., an Indiana corporation. Capitalized terms used herein not otherwise defined have the respective meanings ascribed to them in the
Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

  Item 3 is hereby amended by adding the following at the end thereof:

       On August 23, 1994, FGI purchased a total of 2,190,712 Units for an aggregate purchase price of $5,781,464 (such purchases being hereinafter referred to as the "August 23 Purchases"). See Schedule IV hereto for specific information with respect to the August 23 Purchases. The funds required by FGI to pay the purchase price for the Units purchased by it in the August 23 Purchases were obtained from FGI's existing cash balances.

Item 4.     Purpose of Transaction.
            -----------------------

  Item 4 is hereby amended by deleting it in its entirety and substituting the following therefor:

       The responses to Items 3, 5 and 6 are incorporated herein by this reference.

       FGI's principal purpose in consummating the August 23
     Purchases was to increase its equity interest in the Partnership.

       FGI or Forum A/H may at any time acquire additional Units or take other action with respect to the Partnership or any of its securities in any manner permitted by law, including the acquisition of additional Units in open-market purchases, in additional privately negotiated transactions, in a tender or exchange offer or other form of business combination, or a combination of any of the foregoing.
     There can be no assurance as to whether any such transaction or action described in this Item 4 will be consummated or taken, or as to the possible timing or terms thereof.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

  Item 5 is hereby amended by deleting the second paragraph thereof in its entirety and substituting the following therefor:

       Immediately following the August 23 Purchases, (i) FGI directly owned 4,130,980 Units, constituting 27.0% of the total number of Units outstanding, as to which, subject to the terms of the Partnership Agreement, it had sole voting and dispositive power, and (ii) Forum A/H (FGI's wholly owned subsidiary) directly owned 4,505,811 Units, constituting 29.5% of the total number of Units outstanding, as to which, subject to the terms of the Partnership Agreement and the security agreement described below, it had sole voting and dispositive power. By reason of the relationship described in Item 2 above, FGI may be deemed to own beneficially the Units owned directly by Forum A/H. Further, FGI and Forum A/H may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities
            of the Issuer.
            --------------------------------------------

  Item 6 is hereby amended by (i) deleting the third, fifth and sixth paragraphs thereof in their entirety and (ii) adding the following immediately prior to the last paragraph thereof:

       Pursuant to a security agreement, dated as of April 15, 1994, made by Forum A/H to Citicorp USA, Inc., as agent, Forum A/H has pledged 3,900,000 of the Units owned directly by it, and the right to receive amounts due under or pursuant to the Partnership Agreement with respect to such Units, to secure a letter of credit issued by Citibank, N.A. in the face amount of $6,883,336.08, which letter of credit was issued as security for a letter of credit issued by Chemical Bank with respect to municipal bonds issued to finance a rental retirement community currently leased by a subsidiary of FGI.

                          SCHEDULE IV


         INFORMATION REGARDING THE AUGUST 23 PURCHASES
         ---------------------------------------------

 Number        Aggregate                   Description
of Units        Purchase     Per Unit         of
Acquired         Price     Purchase Price  Transaction
- ---------     ----------   --------------  -----------
1,040,644     $3,121,932      $3.00        Privately
                                           negotiated
                                           transaction

1,150,068     $2,659,532      $2.3125      Privately
                                           negotiated
                                           transaction

                           SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum A/H, Inc.

Dated:  August 23, 1994

                                   FORUM GROUP, INC.


                                   By:/s/ Troy B. Lewis
                                      -----------------
                                      Troy B. Lewis,
                                      Attorney-in-fact*




- --------------------
* Pursuant to a Power of Attorney executed on behalf of Forum
  Group, Inc. and previously filed as Exhibit 7 to the
  Schedule 13D.

                           SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Forum Group, Inc.

Dated:  August 23, 1994

                                   FORUM A/H, INC.


                                   By:/s/ Troy B. Lewis
                                      -----------------
                                      Troy B. Lewis,
                                      Attorney-in-fact*




- --------------------
* Pursuant to a Power of Attorney executed on behalf of Forum
  A/H and previously filed as Exhibit 7 to the Schedule 13D.